DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2022

DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45497

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DIVERSIFIED RESOURCES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK	RI	02888
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANDLER AND COMPANY PC
(Name – if individual, state last, first, and middle name)

144 GOULD STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

JULY 9, 2009	3709
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, KAREN J. BACON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DIVERSIFIED RESOURCES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA L. CAPUANO
Notary Public
State of Rhode Island
My Commission Expires 04/23/2026

Signature: Karen J Bacon

Title: PRINCIPAL

Melissa J Capuano
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Resources, LLC as of December 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Diversified Resources, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Diversified Resources, LLC's management. Our responsibility is to express an opinion on Diversified Resources, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Resources, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Massachusetts | Cayman Islands | New York

Supplementary Information

The supplementary information including Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources, LLC's financial statements. The supplementary information is the responsibility of Diversified Resources, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion the supplementary information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Diversified Resources, LLC's auditor since 2016.

Needham, Massachusetts

February 27, 2023

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash	$	71,290
Accounts receivable		386,873
Prepaid expenses		16,942
Furniture and equipment, net of accumulated depreciation of $53,632		4,620
Investment in mutual fund (cost basis $35,108)		32,298
Total assets	**$**	**512,023**

Liabilities and Member's Equity

Liabilities – Accounts and accrued expenses payable	**$**	**66,204**
Member's equity		**445,819**
Total liabilities and member's equity	**$**	**512,023**

See accompanying notes to the financial statements.


DIVERSIFIED RESOURCES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2022


Revenue	
Investment advisor fees	$ 1,482,236
Mutual fund commissions	152,859
Insurance and annuity commissions	83,557
Other fees	4,500
Dividends	1,378
Change in unrealized gains and losses	(3,205)
Total revenue	**1,721,325**
Expenses	
Compensation:	
Salaries	310,550
Retirement plan contribution	46,500
Group insurance	40,487
Payroll taxes	26,915
Total compensation	424,452
Technology and communication	64,840
Legal and Professional fees	43,798
Consulting fees	40,000
Occupancy	35,965
Office	27,701
Travel, meals and entertainment	21,331
Insurance	14,873
Regulatory fees	12,384
Marketing and advertising	8,524
Local taxes	7,453
Dues and subscriptions	2,358
Depreciation	1,483
Other	4,072
Total expenses	**709,234**
Net Income	**$ 1,012,091**

See accompanying notes to the financial statements.


6


DIVERSIFIED RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2022

Member's equity, December 31, 2021	$	517,228
Member contributions		40,000
Member distributions		(1,123,500)
Net Income		1,012,091
Member's equity, December 31, 2022	**$**	**445,819**

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2022

Cash flows from operating activities:

Net Income	$ 1, 012,091
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,483
Dividends automatically reinvested	(1,378)
Change in unrealized gains and losses	3,205
Changes in operating assets and liabilities	
Decrease in accounts receivable	53,402
Decrease in prepaid expenses	3,344
Increase in accounts payable	931
Total adjustments	**60,987**
Net cash provided by operating activities	**1,073,078**

Cash flows from investing activities

Purchase of office equipment	(3,744)

Cash flows from financing activities

Contributions from member	40,000
Distributions to member	(1,123,500)
Net cash from financing activities	**(1,083,500)**

Net decrease in cash	**(14,166)**
Cash, beginning of year	85,456
Cash, end of year	**$ 71,290**

Non-cash investing activities:

During the year dividend income of $1,378 from the mutual fund investment was automatically reinvested to purchase additional shares of the mutual fund.

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION

Diversified Resources, LLC ("the Company") was organized in 2001 in the State of Rhode Island. The Company is registered with the Securities and Exchange Commission as a Registered Investment Advisor ("RIA") and also as a Broker and Dealer. The Company earns fees as an RIA for asset management services and investment advice and also earns commissions as a broker from the sale of mutual fund shares and annuity and insurance products.

Client funds and investments under management by the Company are held by a third-party custodian, SEI Investments Company or one of its affiliates ("SEI"). SEI offers no-load mutual funds in various asset allocation models. The Company does not hold funds, investments or other customer accounts for its clients.

Karen J. Bacon owns 100% of the Company's outstanding member interests.

The Company is subject to regulation by the Securities Exchange and Commission. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are earned and expenses are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash

Cash is a checking account held at a bank.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Investments

All investment securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in net income. Changes in unrealized gains and losses are also included in net income.

Fair value measurements

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Quoted prices in markets which are not active, quoted prices for assets or liabilities which are not identical to those being valued, inputs other than quoted prices that are observable either directly or indirectly.

Level 3. Inputs that are both unobservable and significant to the valuation.

Revenue recognition

Commissions
The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date and paid within several days of the trade. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks of ownership have been transferred to the purchaser.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

Investment advisory fees
The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. The fees are calculated and charged to the client accounts by the custodian of the client accounts at the end of each quarter, and the Company recognizes the revenue at that time. The fees are typically remitted by the custodian to the Company several days after the end of the quarter.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to its sole member and is reported on her individual tax return. Accordingly, no federal or state income tax expense has been recorded in the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents its office space from its sole member on a month-to-month basis. The lease provides that the Company pays condominium fees and real estate taxes in addition to the base rent of $2,000 per month. Rent expense including base rent and condominium fees was $33,000 in 2022. The Company also paid $7,453 of real estate taxes which is included in local taxes on the statement of operations.

For the year ended December 31, 2022 a consulting fee in the amount of $40,000 was paid to a relative of the Company's owner.

NOTE 4– RETIREMENT PLAN

The Company maintains a defined contribution and profit sharing retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company made a safe harbor non-elective contribution of 3% for any eligible employee's annual compensation. In 2022, the safe harbor contribution totaled $16,500. The amount of annual contribution for profit sharing is at the discretion of management. The Company made a profit sharing contribution of $30,000 to the plan in 2022.

NOTE 5 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a bank account, the balance of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. A substantial portion of accounts receivable are investment advisory fees due from SEI, the custodian of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI to the Company within several days.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company's investment in a mutual fund is carried at fair value, using the published net asset value per share of the fund as of December 31, 2022. The net asset value per share is the price at which the fund offers and redeems its shares. Fair value measurements as of December 31, 2022 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment in Mutual Fund	$ 32,298	-	-	$ 32,298

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2022 the Company had net capital of $34,931 and excess net capital of $29,931. At December 31, 2022 the Company's aggregate indebtedness to net capital ratio was 1.89 to 1.

NOTE 8 – SUBSEQUENT EVENTS

The Company's management has evaluated all subsequent events through February. 27, 2023 the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

DIVERSIFIED RESOURCES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

Net capital		
Total member's capital	$	445,819
Add Allowable credits		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Less Non-allowable assets		(407,981)
Net capital before haircuts and undue concentration on securities positions		**37,838**
Haircuts and undue concentration on securities positions		(2,907)
Net Capital	$	**34,931**

Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	66,204
	$	**66,204**

Ratio: aggregate indebtedness to net capital		1.90 to 1

Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,414
Minimum dollar net capital required	$	5,000
Net capital required (greater of 6 2/3 % of total aggregate indebtedness and minimum dollar net capital required)	$	5,000

Net capital in excess of requirement	$	29,931

Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	28,311

Reconciliation of December 31, 2022 audited computation of net capital and Company's unaudited December 31, 2022 Part IIA of Form X-17A-5.

Unaudited December 31, 2022 net capital per December 31, 2022 Part IIA as originally filed	$	**34,931**
Reconciling items		--
Net capital as above	$	**34,931**

SCHEDULE II
DIVERSIFIED RESOURCES, LLC
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKERS AND DEALERS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 concerning reserve requirements.

SCHEDULE III
DIVERSIFIED RESOURCES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and does not carry accounts of customers. Therefore the Company has no obligations under SEC Rule 15c3-3 concerning possession or control requirements.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street. Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION REPORT

To the Member of
Diversified Resources, LLC

We have reviewed management's statements including in the accompanying Exemption Report in which (1) Diversified Resources, LLC (the Company) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those which are not covered by 17 C.F.R. §240.17a-5c3-3; (2) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5c3-3; and (3) the Company did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Diversified Resources, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Sandler & Company, P.c.

Needham, Massachusetts

February 27, 2023



DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED
DECEMBER 31, 2022

Diversified Resources LLC, (the "Company"). is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; selling variable life insurance or annuities; municipal securities broker (529 Plans only); and investment advisory services. The Company's activities are not covered by 17 C.F.R §240.15c3-3, and therefore the Company is exempt from the reporting requirements of that section.

(2) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 because the Company's business activities are not covered by 17 C.F.R §240.15c3-3 and are not among the activities listed under paragraph (k) of that section.

(3) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Karen J. Bacon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Karen J. Bacon
President, Diversified Resources LLC